Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

(Loss) income available to common stockholders	$(19,691)	$249,760	$(780,485)	$535,638

Weighted average shares outstanding	2,672,772	2,667,504	2,671,459	2,666,200

Basic (loss) earnings per share	$(0.01)	$0.09	$(0.29)	$0.20

(Loss) income for diluted earnings per share	$(19,691)	$249,760	$(780,485)	$535,638

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,672,772	2,667,504	2,671,459	2,666,200

Diluted (loss) earnings per share	$(0.007)	$0.05	$(0.30)	$0.20